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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Joins Growing EAI Industry Consortium

Irvine, California (July 2, 2003)  - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art integration and development technology, announced today it has joined the fast-growing EAI Industry Consortium (EAIIC), an international non-profit global advocacy group promoting the enterprise application integration industry dedicated to sponsoring research, education, best practices, standards & guidelines and articulating the benefits of this business-driven approach.

“We are delighted to welcome on board Magic Software as the newest member in the Consortium and we look forward to working with them on the Consortium’s initiatives,” said Michael Kuhbock, Chairman of EAIIC. “We are sure that this will be an excellent knowledge sharing opportunity for Magic Software where they can leverage access to the most up-to-date information and technology in the area of enterprise application integration and business process management, and have the benefit of networking with end users and vendors who have solid experience in this area.”

Magic Software develops and markets the IBOLT Integration Suite, an application integration and development environment (www.magicsoftware.com/ibolt) with a strong business rules underpinning that is designed to enable mid-sized organizations to affordably and quickly integrate critical business processes. eDeveloper (www.magicsoftware.com/edeveloper), the component toolkit within iBOLT, defines the execution logic of business process components to form integrated composite applications. In addition, with inherent built in support for Web Services, eDeveloper enables users to create Web Services for others to use or directly access from the iBOLT environment.

“Magic Software has been providing organizations worldwide with technology that provides application integration and interoperability, and support for the rapid development and management of business processes,” said David Leichner, Vice President of Worldwide Marketing. “We are excited about bringing this experience to the EAIIC while benefiting from Consortium research forums, closer vendor involvement and joint working group committees.”

About the EAI Industry Consortium

The EAI Industry Consortium is a non-profit global advocacy group developed to promote EAI and all related integration technologies through sponsored research, the establishment of standards and guidelines, best practices, and the articulation of EAI’s strategic and measurable benefits. Among the sectors represented in the EAIIC membership are independent software vendors (ISVs), hardware vendors, system integrators, academic institutions, end user corporations, non-profit institutions and individual members, as well as various industry leaders. Information on the EAI Industry Consortium is available at www.eaiindustry.org or by sending e-mail to information@eaiindustry.org.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 2 July, 2003